UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

December 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 928703107	Page 2 of 13

1.	Names of Reporting Persons. MICHAEL SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,364
	6.	Shared Voting Power 2,354,031
	7.	Sole Dispositive Power 8,364
	8.	Shared Dispositive Power 2,354,031

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,395
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.15%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 3 of 13

1.	Names of Reporting Persons. STEVEN SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,050,174
	6.	Shared Voting Power 1,063,812
	7.	Sole Dispositive Power 1,050,174
	8.	Shared Dispositive Power 1,063,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,986
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.98%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 4 of 13

1.	Names of Reporting Persons. RACHEL LYNN SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,608
	6.	Shared Voting Power 23,979
	7.	Sole Dispositive Power 9,608
	8.	Shared Dispositive Power 23,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,587
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.16%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 5 of 13

1.	Names of Reporting Persons. JANET CASEY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,979
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,979
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.11%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 6 of 13

1.	Names of Reporting Persons. THE JEROME AND JOYCE SHAW ADMINISTRATIVE TRUST U/D/T 8/6/1969
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,229
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,229
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,229
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%
12.	Type of Reporting Person OO

CUSIP No. 928703107	Page 7 of 13

1.	Names of Reporting Persons. THE RACHEL LYNN SHAW TRUST U/D/T 11/23/2001, AS AMENDED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,052,583
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,052,583
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,583
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.97%
12.	Type of Reporting Person OO

13G

CUSIP No. 928703107

EXPLANATORY NOTE:

This Schedule 13G/A is filed to reflect (A) the distribution of certain shares of Volt Information Sciences, Inc. stock held by The Jerome and Joyce Shaw Family Administrative Trust on December 21, 2018 to the beneficiaries of that trust, (B) certain changes in the officers and directors of the Shaw Family Foundation, and (C) the distribution of certain shares of stock to the beneficiaries of a trust by Steven Shaw, trustee of a trust for his adult nephew, both taking place on December 24, 2018.

ITEM 1.

(a) Name of Issuer: VOLT INFORMATION SCIENCES, INC.

(b) Address of Issuer’s Principal Executive Offices: 1133 Avenue of Americas, New York, New York 10036.

ITEM 2.

(a) Names of Persons Filing.

Michael Shaw

Steven Shaw

Rachel Shaw

Janet Casey

The Jerome and Joyce Shaw Family Administrative Trust u/d/t 8/6/1969

Rachel Lynn Shaw Trust u/d/t 11/23/2001, as amended (hereinafter “Rachel Lynn Shaw Trust”).

(b) Address of Principal Business Office or, if none, Residence.

Michael Shaw: 167 Hillcrest Road, Berkeley, California 94705

Steven Shaw: 1901 Jefferson Ave., Ste. 214, Tacoma Washington 98402

Rachel Shaw: 1824 Playa Riviera Dr., Cardiff, California 92007

Janet Casey: 11440 Bernardo Court #300, San Diego, California 92127

The Jerome and Joyce Shaw Family Administrative Trust: 7245 Rue De Roark, La Jolla, California 92037

Rachel Lynn Shaw Trust: 7245 Rue De Roark, La Jolla, California 92037

(c) Citizenship.

Each individual filing this Schedule 13G/A is a citizen of the United States. The Jerome and Joyce Shaw Family Administrative Trust and the Rachel Lynn Shaw Trust are both subject to and governed by United States Federal and state laws.

(d) Title of Class of Securities:

Common Stock, $0.10 par value per share (the “Shares”).

(e) CUSIP Number:

928703107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The aggregate percentage of Shares reported in this Schedule 13G/A is based upon 21,178,515 Shares outstanding as of August 31, 2018, as reported on the Issuer’s Form 10-Q for the period ended July 29, 2018, filed with the Securities and Exchange Commission on September 7, 2018.

As of the close of business on the date hereof:

(i) Michael Shaw.

(A) Michael Shaw is the beneficial owner of 119,852 Shares (approximately 0.566% of the outstanding Shares) as an individual together with his spouse, with whom he shares voting and investment authority.

(B) Michael Shaw is the beneficial owner of 1,170,367 Shares (approximately 5.526% of the outstanding Shares) held in a revocable or living trust. Michael Shaw and his spouse are the current beneficiaries and trustees of this trust, with whom he shares voting and investment authority.

(C) Michael Shaw is the beneficial owner of 8,364 Shares (approximately 0.039% of the outstanding Shares), held in his account through the Issuer’s 401(k) Savings Plan (the “Plan”).

(D) Michael Shaw is the beneficial owner of 3,229 Shares (approximately 0.015% of the outstanding Shares) by virtue of shares held in The Jerome and Joyce Shaw Family Administrative Trust. Michael Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(E) Michael Shaw is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Michael Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(F) Michael Shaw is the beneficial owner of 1,052,583 Shares (approximately 4.970% of the outstanding Shares) held in the Rachel Lynn Shaw Trust, of which he is one of two co-trustees. Michael Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as a co-trustee of this trust.

(ii) Steven Shaw.

(A) Steven Shaw is the beneficial owner of 612,315 Shares (approximately 2.891% of the outstanding Shares) as an individual.

(B) Steven Shaw is the beneficial owner of 8,364 Shares (approximately 0.039% of the outstanding Shares), held in his account through the Issuer’s 401(k) Savings Plan (the “Plan”).

(C) Steven Shaw is the beneficial owner of 3,229 Shares (approximately 0.015% of the outstanding Shares) by virtue of shares held in The Jerome and Joyce Shaw Family Administrative Trust. Steven Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(D) Steven Shaw is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Steven Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(E) Steven Shaw is the beneficial owner of 1,052,583 Shares (approximately 4.970% of the outstanding Shares) held in the Rachel Lynn Shaw Trust, of which he is one of two co-trustees. Steven Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as a co-trustee of this trust.

(F) Steven Shaw is the beneficial owner of 419,495 Shares (approximately 1.981% of the outstanding Shares) held in the Rachel Lynn Shaw Trust established under The Jerome and Joyce Shaw Family Trust, of which he is the sole trustee. Steven Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as the trustee of this trust.

(G) Steven Shaw is the beneficial owner of 10,000 Shares (approximately 0.047% of the outstanding Shares) held in the Joyce Cutler-Shaw Revocable Trust u/d/t 11/15/2006, as amended, of which he is the sole trustee. Steven Shaw disclaims any pecuniary interest in these Shares, except to the extent of his interest as the trustee of this trust.

(iii) Rachel Lynn Shaw.

(A) Rachel Shaw is the beneficial owner of 1,244 Shares (approximately 0.006% of the outstanding Shares) as an individual.

(B) Rachel Shaw is the beneficial owner of 8,364 Shares (approximately 0.039% of the outstanding Shares), held in her account through the Issuer’s 401(k) Savings Plan (the “Plan”).

(C) Rachel Shaw is the beneficial owner of 3,229 Shares (approximately 0.015% of the outstanding Shares) by virtue of shares held in The Jerome and Joyce Shaw Family Administrative Trust. Rachel Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(D) Rachel Shaw is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust, issued by the Issuer, including stock options exercisable within 60 days. Rachel Shaw is a beneficiary of this trust and one of four co-trustees, who act by majority vote.

(E) Rachel Shaw is the beneficial owner of 12,750 Shares (approximately 0.06% of the outstanding Shares) held by the Family Foundation by virtue of her position as an officer and director of that corporation. Rachel Shaw disclaims any pecuniary interest in these shares except to the extent of her interest as an officer or director of this corporation.

(iv) Janet Casey.

(A) Janet Casey is the beneficial owner of 3,229 Shares (approximately 0.015% of the outstanding Shares) by virtue of shares held in The Jerome and Joyce Shaw Family Administrative Trust. Janet Casey is one of four co-trustees, who act by majority vote. Janet Casey disclaims any pecuniary interest in these Shares, except to the extent of her interest as a co-trustee of this trust.

(B) Janet Casey is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Administrative Trust of which she is one of four co-trustees, who act by majority vote. The option is issued by the Issuer, including stock options exercisable within 60 days. Janet Casey is one of four co-trustees, who act by majority vote. Janet Casey disclaims any pecuniary interest in these Shares, except to the extent of her interest as a co-trustee of this trust.

(C) Janet Casey is the beneficial owner of 12,750 Shares (approximately 0.06% of the outstanding Shares) held by the Family Foundation by virtue of her position as an officer and director of that corporation. Janet Casey disclaims any pecuniary interest in these shares except to the extent of her interest as an officer or director of this corporation.

(v) The Jerome and Joyce Shaw Family Administrative Trust.

(A) The Jerome and Joyce Shaw Family Administrative Trust is the beneficial owner of 3,229 Shares (approximately 0.015% of the outstanding Shares). This trust, acting through its four co-trustees, has the power acting alone to vote or dispose of these Shares.

(B) The Jerome and Joyce Shaw Family Administrative Trust is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options it holds, issued by the Issuer, including stock options exercisable within 60 days. This trust, acting through its four co-trustees, has the power acting alone to vote or dispose of these Shares.

(vi) Rachel Lynn Shaw Trust.

(A) Rachel Lynn Shaw Trust is the beneficial owner of 1,052,583 Shares (approximately 4.97% of the outstanding Shares) it holds. This trust, acting through its co-trustees, has the power acting alone to vote or dispose of these Shares.

(All of the foregoing numbers of Shares are rounded to the nearest full number.)

(b) Percent of class:

See (a) above.

(c) Number of shares as to which such person has:

	Michael Shaw	Steven Shaw	Rachel Lynn Shaw	Janet Casey	The Jerome and Joyce Shaw Family Administrative Trust	Rachel Lynn Shaw Trust
(i) Sole power to vote or direct the vote:	8,364	1,050,174	9,608	0	11,229	1,052,583
(ii) Shared power to vote or direct the vote	2,354,031	1,063,812	23,979	23,979	0	0
(iii) Sole power to dispose or to direct the disposition of	8,364	1,050,174	9,608	0	11,229	1,052,583
(iv) Shared power to dispose or to direct the disposition of	2,354,031	1,063,812	23,979	23,979	0	0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

The following individuals or entities are no longer beneficial owners of more than five percent (5.0%) of the outstanding stock of the Issuer:

Rachel Lynn Shaw

Janet Casey

The Jerome and Joyce Shaw Family Administrative u/d/t 8/6/1969

The Rachel Lynn Shaw Trust u/d/t 11/23/2001, as amended

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

EXHIBIT LIST

Exhibit #	Description

24.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2018

(Date)

/s/ Michael Shaw
Michael Shaw

/s/ Steven Shaw
Steven Shaw

/s/ Rachel Lynn Shaw

Rachel Lynn Shaw

/s/ Janet Casey
Janet Casey

The Jerome and Joyce Shaw Family Administrative Trust U/D/T 8/6/1969

/s/ Michael Shaw
Michael Shaw, Co-Trustee

/s/ Steven Shaw
Steven Shaw. Co-Trustee

/s/ Rachel Lynn Shaw
Rachel Lynn Shaw, Co-Trustee

/s/ Janet Casey
Janet Casey, Co-Trustee

The Rachel Lynn Shaw Trust U/D/T 11/23/2001

/s/ Michael Shaw
Michael Shaw, Co-Trustee

/s/ Steven Shaw
Steven Shaw. Co-Trustee